SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ☒

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

California	95-3571558
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

400 South Hope Street, Suite 400
Los Angeles, California	90071
(Address of principal executive offices)	(Zip code)

GENERAL FINANCE CORPORATION

(Exact name of obligors as specified in their charters)

Delaware	32-0163571
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

39 East Union Street, Pasadena, California	91103
(Address of registrants’ principal executive offices)	(Zip Code)

7.875% Senior Notes due 2025

(Title of the indenture securities)

1.	General information. Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency	Washington, D.C. 20219
United Stated Department of the Treasury

Federal Reserve Bank of New York	San Francisco, CA 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor and Guarantor.

If the obligor or guarantor is an affiliate of the trustee, describe each such affiliation.

None.

3-15. Pursuant to General Instruction B of the Form T-1, no responses are included for Items 3-15 of this Form T-1 because, to the best of the Trustee’s knowledge, the obligor or the guarantor is not in default under any Indenture for which the Trustee acts as Trustee and the Trustee is not a foreign trustee as provided under Item 15 .

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).

1.            A copy of the articles of association of The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152875).

2.            A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.            A copy of the authorization of the trustee to exercise corporate trust powers (Exhibit 3 to Form T- 1 filed with Registration Statement No. 333-152875).).

4.            A copy of the existing by-laws of the trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-162713).

6.            The consent of the trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152875).

7.            A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the trustee, The Bank of New York Mellon Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, and State of Illinois, on October 22, 2020.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By:	/s/ Linda Wirfel
Name: Linda Wirfel
Title: Vice President

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

of 400 South Hope Street, Suite 400, Los Angeles, CA 90071

At the close of business June 30, 2020, published in accordance with Federal regulatory authority instructions.

		Dollar amounts in thousands
ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		1,667
Interest-bearing balances		325,776
Securities:
Held-to-maturity securities		0
Available-for-sale securities		148,395
Equity securities with readily determinable fair values not held for trading		0
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		0
Securities purchased under agreements to resell		0
Loans and lease financing receivables:
Loans and leases held for sale		0
Loans and leases, held for investment	0
LESS: Allowance for loan and lease losses	0
Loans and leases held for investment, net of allowance	0
Trading assets		0
Premises and fixed assets (including capitalized leases)		20,997
Other real estate owned		0
Investments in unconsolidated subsidiaries and associated companies		0
Direct and indirect investments in real estate ventures		0
Intangible assets		856,313
Other assets		100,715

Total assets		$1,453,863

LIABILITIES

Deposits:
In domestic offices		1,659
Noninterest-bearing	1,659
Interest-bearing	0
Not applicable
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased		0
Securities sold under agreements to repurchase		0
Trading liabilities		0
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)		0
Not applicable Not applicable
Subordinated notes and debentures		0
Other liabilities		258,356
Total liabilities		260,015
Not applicable

EQUITY CAPITAL

Perpetual preferred stock and related surplus		0
Common stock		1,000
Surplus (exclude all surplus related to preferred stock)		324,174
Not available
Retained earnings		866,668
Accumulated other comprehensive income		2,006
Other equity capital components		0
Not available
Total bank equity capital		1,193,848
Noncontrolling (minority) interests in consolidated subsidiaries		0
Total equity capital		1,193,848
Total liabilities and equity capital		1,453,863

I, Matthew J. McNulty, CFO of the above-named bank do hereby declare that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.

Matthew J. McNulty	)	CFO

We, the undersigned directors (trustees), attest to the correctness of the Report of Condition (including the supporting schedules) for this report date and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Antonio I. Portuondo, President	)
Michael P. Scott, Managing Director	)	Directors (Trustees)
Kevin P. Caffrey, Managing Director	)

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